

August 10, 2010

Gregg S. Kantor
President and Chief Executive Officer
Northwest Natural Gas Company
220 N.W. Second Avenue
Portland, Oregon 97209

>   **Re:**   **Northwest Natural Gas Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 19, 2010**
>   **File No. 001-15973**

Dear Mr. Kantor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Risk Factors, page 15

1. Please delete the third sentence in which you state that other unknown or immaterial risks may also impair your business operations. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Exhibit Index, page 113

2. It appears that the exhibits to Exhibit 4f, the Form of Credit Agreement dated as of May 31, 2007, have not been filed on EDGAR. Please advise or file the complete credit agreement, including all exhibits with your next periodic report.

3. Please file a list of all of your subsidiaries, including the state or other jurisdiction of incorporation or organization, and the names under which such subsidiaries do business. See Item 601(b)(21) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director